                                    FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ / Check box if no longer subject to Sec-tion 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*

   Riggio,     Leonard
  (Last)      (First)       (Middle)

       122 Fifth Avenue
             (Street)

    New York,     New York    10011
     (City)        (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

  Barnes & Noble, Inc.        Symbol=BKS

3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for Month/Year
     February 1997

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer
   (Check all applicable)

 X  Director   X  10% Owner
---           ---

 X  Officer (give       Other (specify below)
--- title below)   ---

Chairman of the Board and Chief Executive Officer


8.  Individual or Joint/Group Filing
    (Check applicable line)

 X    Form filed by one Reporting Person
---

---   Form filed by more than one Reporting Person

                         Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                              2. Transaction Date    3. Transaction Code      4. Securities Acquired (A) or Disposed
1.  Title of Security            (Month/                  (Instr. 8)            of (D) (Instr. 3, 4, and 5)
    (Instr. 3)                   Day/Year)           -------------------    ------------------------------------------
---------------------         -------------------        Code       V            Amount   (A) or (D)    Price
                                                         ----    -------         ------   ---------   --------
Common Stock, par value $.001     2/25/97                  P                      10,000       A       $30.850
Common Stock, par value $.001     2/25/97                  P                      26,100       A       $30.975
Common Stock, par value $.001     2/25/97                  P                      50,000       A       $31.100

                              5. Amount of Securities             6. Ownership Form:            7.  Nature of Indirect
1.  Title of Security            Beneficially Owned at               Direct (D) or                  Beneficial Ownership
    (Instr. 3)                   End of Month (Instr. 3 and 4)       Indirect (I) (Instr. 4)        (Instr. 4)
---------------------         --------------------------------   ---------------------------    --------------------------
Common Stock, par value $.001                                                 D
Common Stock, par value $.001                                                 D
Common Stock, par value $.001          5,812,376***                           D




* If the Form is filed by more than one Reporting Person, See Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)





                              2. Conversion or       3. Transaction Date  4. Transaction Code
1.  Title of Derivative          Exercise Price of      (Month/                (Instr. 8)
    Security (Instr. 3)          Derivative Security    Day/Year)         -------------------
---------------------         ---------------------- -------------------      Code       V
                                                                              ----    -------




1. Title of Derivative            5. Number of Derivative                       6. Date Exercisable        7. Title and Amount of
   Security (Instr.3)                Securities Acquired (A) or Disposed           and Expiration Date        Underlying Securities
                                     of (D) (Instr. 3, 4, and 5)                   (Month/Day/Year)           (Instr. 3 and 4)
--------------------------        -------------------------------------        --------------------------- ------------------------
                                                                                                                         Amount or
                                                                               Date           Expiration                 Number of
                                        (A)          (D)                       Excercisable   Date           Title       Shares
                                     --------    ---------                     ------------  -----------     -----       ----------


1. Title of Derivative           8.  Price of Derivative     9. Number of Derivative        10. Ownership Form      11.  Nature of
   Security (Instr.3)                Security (Instr. 5)        Securities Beneficially         of Derivative            Indirect
                                                                Owned at End of Month           Security: Direct         Beneficial
                                                                (Instr. 4)                      (D) or Indirect (I)      Ownership
                                                                                                (Instr. 4)               (Instr. 4)
------------------------         -------------------------  ----------------------------   ------------------------ ----------------



Explanation of Responses:

*** Of which 4,486,209 shares are owned directly and 1,326,167 shares are owned by Barnes & Noble College Bookstores, Inc., a corporation of which all of the currently outstanding voting securities are owned by the Reporting Person.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                        /s/ Leonard Riggio                  March 7, 1997
                       ---------------------              ---------------
                          Leonard Riggio

                     **Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                        Page 2